Exhibit 12-49

DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Twelve Months Ended December 31
(Millions of Dollars)	2011	2010	2009	2008	2007
Earnings:
Pretax earnings	981	944	782	819	1,155
Adjustments	6	1	4	(3)	(4)
Fixed Charges	504	567	572	540	562
Net earnings	1,491	1,512	1,358	1,356	1,713

Fixed Charges:
Interest expense	490	543	545	503	533
Adjustments	14	24	27	37	29
Fixed Charges	504	567	572	540	562

Ratio of earnings to fixed charges	2.96	2.67	2.37	2.51	3.05